      Seward & Kissel LLP
901 K Street, NW
Suite 800
Washington, DC  20001
Telephone: (202) 737-8833
Facsimile: (202) 737-5184
www.sewkis.com

March 5, 2021

Mr. Ryan Sutcliffe
Ms. Megan Miller
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	North Square Investments Trust
Registration Statement on Form N-14
File No. 333-252522

Dear Messrs. Sutcliffe and Miller:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the registration statement filed on Form N-14 (the “Registration Statement”) of North Square Investments Trust (the “Registrant”). The Registration Statement, which was filed with the SEC on January 28, 2021, relates to the reorganization of Stadion Tactical Defensive Fund, Stadion Tactical Growth Fund and Stadion Trilogy Alternative Return Fund (each an “Acquired Fund” and collectively, the “Acquired Funds”), each a series of Stadion Investment Trust (“SIT”), into North Square Tactical Defensive Fund, North Square Tactical Growth Fund and North Square Trilogy Alternative Return Fund, respectively (each an “Acquiring Fund” and collectively, the “Acquiring Funds”), each a newly created “shell” series of North Square Investments Trust.

You provided separately the Staff’s comments to us by telephone on February 24, 2021 and February 25, 2021, respectively.  Defined terms used herein are as defined in the Registration Statement.  Responses to each of the Staff’s comments are set forth below.  Changes referenced will be reflected in a pre-effective amendment filed to the Registration Statement.

Letter to Shareholders

Comment 1:
In light of references to a virtual meeting in the Registration Statement, please confirm supplementally that the virtual Special Meeting is permissible under applicable state law and SIT’s governing documents.

Response:	SIT has indicated that it has reviewed applicable state law and its governing documents to confirm that a virtual meeting is permissible.

Comment 2:
The Registration Statement indicates that if shareholders of an Acquired Fund fail to approve the Reorganization, the Board of SIT will consider what other actions, if any, may be appropriate.  Please explain supplementally what other actions are possible or likely.

Response:
If shareholders of an Acquired Fund fail to approve the Reorganization, then the Board of SIT would continue the engagement of Stadion Money Management, Inc. (“SMM”) as the investment adviser to the Acquired Funds, as currently indicated in the Registration Statement, and may consider exploring other options for strategic transactions.

Questions and Answers

Comment 3:
Under Question 5, the disclosure states that it is expected that the shareholders of each Acquired Fund will generally not experience an increase in fees and expenses with respect to their investment in the corresponding Acquiring Fund for at least two years following each Reorganization.  Please explain supplementally the meaning of “generally not increase.”

Response:
As explained to the Staff, although most fees relating to the Acquiring Funds, such as advisory fees and 12b-1 fees, are fixed, other fees relating to the Acquiring Funds will by their nature vary, including, for example, legal, accounting and certain other expenses.

Comment 4:
Under Question 5, the disclosure indicates that the principal investment strategies of each Acquired Fund is “substantially similar” to those of the corresponding Acquiring Fund, but disclosure in the Letter to Shareholders indicates that such principal investment strategies are the “same.”  Please reconcile this discrepancy.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 5:	With respect to Question 12, please disclose supplementally whether there will be substantial transaction costs associated with portfolio repositioning as a result of the Reorganizations.

Response:
The Registrant does not expect that there will be significant portfolio trading costs, given that the Acquiring Funds will have the same objectives and substantially similar investment strategies, as well as the same portfolio managers, as the Acquired Funds.

Comment 6:
With respect to Question 16, please state supplementally whether the investment adviser to the Acquired Funds and the investment adviser to the Acquiring Funds will pay for the expenses of the Reorganizations even if shareholders of the Acquired Funds fail to approve the Reorganizations.

Response:	If the Reorganizations are not approved, no costs associated with the Reorganizations will be borne by the shareholders of the Acquired Funds or the Acquiring Funds.

Comment 7:	With respect to Question 17, please clarify the sentence disclosing the date and time by which requests for registration for the Special Meeting must be received (third sentence of second paragraph).

Response:	The Registration Statement will be revised appropriately in response to this comment.

Proxy Statement/Prospectus

Comment 8:
Disclosure in the beginning of the Proxy Statement/Prospectus indicates that shareholders present virtually and appointed proxies will transact such other business, if any, as may properly come before the Special Meeting or any adjournments or postponements thereof.  Confirm supplementally that applicable state law does not require a separate proposal to transact other business, including adjournments and postponements.  If such a proposal is required, revise the Proxy/Statement accordingly.

Response:
SIT submits that applicable state law does not require that the transaction of other business, including adjournments and postponements, be listed in the Proxy Statement/Prospectus as a separate proposal.

Comment 9:
Disclosure at the beginning of the Proxy Statement/Prospectus incorporates by reference prospectuses, statements of additional information and shareholder reports of the Funds.  Rule 411 under the Securities Act of 1933 (the “1933 Act”) and Rule 0-4 under the Investment Company Act of 1940 (the “1940 Act”) require the hyperlinking of information incorporated by reference in a registration statement, if publicly available on EDGAR. Please ensure that the Registration Statement will conform to the hyperlinking requirements.

Response:	The amended filing of the Registration Statement will conform to these requirements.

Comment 10:
At the end of the section “Overview of the Proposed Reorganizations,” the disclosure states that North Square Investments Trust and SIT will receive an opinion from tax counsel to North Square Investments Trust to the effect that each Reorganization will qualify as a tax-free reorganization for federal income tax purposes.  Please disclose that the tax-free nature of each Reorganization is a non-waivable condition of the Reorganization. (See SEC Staff Legal Bulletin No. 19 regarding Legality and Tax Opinions in Registered Offerings.)

Response:	SIT has confirmed that it will not waive the condition that the Reorganization qualify as a tax-free reorganization for federal income tax purposes.

Comment 11:
Under “Section 15(f) Safe Harbor,” the disclosure summarizes the section 15(f) “safe harbor” and suggests that the SIT Board and North Square Investments Trust Board both currently satisfy the condition requiring at least 75% of the investment company’s board of directors not be “interested persons” of the investment adviser or the predecessor investment adviser within the meaning of the 1940 Act.  Please clarify that the Registrant intends to comply with the section 15(f) safe harbor.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 12:	Please confirm supplementally that the fees presented in the section titled “Summary Comparison of the Funds – Fees and Expenses” are “current fees” in accordance with Item 3(a) of Form N-14.

Response:	The Registrant confirms that the fees presented in the section titled “Summary Comparison of the Funds – Fees and Expenses” are current fees.

Comment 13:
In the section titled “Summary Comparison of the Funds – Fees and Expenses,” under Proposal 2 relating to the Reorganization of Stadion Tactical Growth Fund, disclosure describing the expense limitation (described under footnote 4) is confusing and should be clarified, in particular the reference to the range of fund operating expenses from 1.70% to 1.30%.

Response:
Prior to January 1, 2015, the operating expenses for the Stadion Tactical Growth Fund were capped at 1.70% pursuant to an expense limitation agreement that did not include a right of recoupment. As of January 1, 2015, the expense limit was reduced from 1.70% to 1.30%, and a recoupment right was added; however, the right to recoup expenses previously waived or reimbursed was limited only to those operating expenses waived or reimbursed by SMM that had the effect of reducing operating expenses from 1.70% (or lower) to 1.30%. Accordingly, SIT believes that the description of the expense limitation agreement for the Stadion Tactical Growth Fund in the section titled “Summary Comparison of the Funds – Fees and Expenses,” under Proposal 2, is accurate and consistent with the disclosure in the prospectus for the Stadion Tactical Growth Fund.

Comment 14:	In the section titled “Summary Comparison of the Funds – Performance Information,” update the performance tables to reflect information as of December 31, 2020.

Response:
SIT has considered the Staff’s comment and respectfully declines to add performance information as of December 31, 2020, because SIT believes that doing so is not required under the instructions to Form N-14 and, further, would be inconsistent with the disclosure in the Acquired Funds’ current prospectus.

Comment 15:
In the section titled “Summary Comparison of the Funds – Performance Information,” under Proposal 1 relating to the Reorganization of Stadion Tactical Defensive Fund, the 10-year return provided for Class I shares in the performance table needs to be revised.  The Class I 10-year return includes “linked” performance to Class A shares, but this Class I return is lower than that provided for the Class A 10-year return.  This return calculation is inconsistent with the guidance provided in Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (pub. avail. February 28, 1997).

Response:
SIT has considered the Staff’s comment, and the 10-year return provided for Class I shares of the Stadion Tactical Defensive Fund in the performance table has been revised to reflect actual expenses of the Fund’s Class A shares for the period of time prior to commencement of the Fund’s Class I shares, which SIT believes is consistent with the guidance provided in Quest for Value Dual Purpose Fund, Inc.

Comment 16:
Present information in the Proxy Statement/Prospectus in the manner required by Item 3 of Form N-1A, in particular the ordering of information. Note, for example, that Item 3 indicates that the synopsis should appear at the beginning of the prospectus, and that risk factors should be discussed immediately after the synopsis.

Response:
Registrant notes that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganizations in a clear, concise and understandable manner to assist shareholders in making informed decisions whether to approve the Reorganizations. The organization of the Proxy Statement/Prospectus is consistent with those that have been previously filed by the Registrant as well as many other registrants. Accordingly, the Registrant respectfully declines to revise the Registration Statement in response to this request.

Comment 17:
In the section titled “Summary Comparison of the Funds – Fundamental Investment Restrictions,” the fundamental investment limitation relating to commodities for the Acquiring Funds indicates that each Acquiring Fund may not invest directly in commodities. Under “Summary Comparison of the Funds – Principal Risks,” however, the commodity risk bullet under Proposal 2 relating to North Square Tactical Growth Fund indicates that the Fund may invest directly in commodities. Please reconcile this discrepancy.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 18:
In the section titled “Summary Comparison of the Funds – Management –Expense Limitation Agreement,” the discussion in the last paragraph on reimbursements of investment advisory fees paid by the Funds to a Fund’s investment adviser is not consistent with the description of such reimbursements in the statutory prospectus for the Acquiring Funds filed by the Registrant pursuant to Rule 485(b) of the 1933 Act on January 18, 2021.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 19:	Under the section “Voting Information,” pursuant to Item 7(c)(3) of Form N-14, please provide the number of votes to which each Fund class is entitled to vote.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 20:	Under “Appendix B – Financial Highlights of the Acquired Funds,” please ensure all footnote references will have corresponding explanations, as applicable.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 21:	Under “Appendix C – Ownership of Shares of the Acquired Funds,” clarify the second sentence of the first paragraph referencing the voting requirement for each Acquired Fund shareholder.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 22:
Under “Appendix D – Information About the Acquiring Funds,” for the information provided under “Principal Investment Strategies,” clarify that the disclosure thereunder relates solely to temporary defensive positions of each Acquiring Fund.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Statement of Additional Information

Comment 23:
The disclosure incorporates by reference statements of additional information and shareholder reports of the Funds.  Rule 411 under the 1933 Act and Rule 0-4 under the 1940 Act require the hyperlinking of information incorporated by reference in a registration statement, if publicly available on EDGAR. Please ensure that the Registration Statement will conform to the hyperlinking requirements.

Response:	The amended filing of the Registration Statement will conform to these requirements.

Accounting Comments

Comment 24:
Under “Appendix B – Financial Highlights of the Acquired Funds,” update the Financial Highlights of the Acquired Funds to include the Financial Highlights from the Acquired Funds’ Semi-Annual Report for the period ended November 30, 2020, in accordance with Rule 3-18 under Regulation S-X.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 25:
In the section titled “Summary Comparison of the Funds – Fees and Expenses,” explain supplementally why “other expenses” are lower in the the Acquiring Fund pro forma tables than those in the Acquired Fund tables.

Response:	Other expenses for the Acquiring Funds are lower than those of the Acquired Funds due to differences in various costs, such as accounting and legal. Please also see response to Comment 3 above.

Comment 26:	Please confirm supplementally that expenses subject to recapture of each Acquired Fund will not be carried over to the corresponding Acquiring Fund.

Response:	Registrant confirms that any expenses subject to recapture of an Acquired Fund will not be carried over to the corresponding Acquiring Fund.

Comment 27:
Under “Key Information About the Proposed Reorganizations – Federal Income Tax Consequences of the Reorganizations,” please include a reference to the available capital loss carryforwards of the Acquired Funds and any potential loss or limitation on the use of such capital loss carryforwards as a result of the Reorganizations.  Please disclose the dollar amounts and related expiration dates of capital loss carryforwards as of the most recent practicable date.

Response:	The Registration Statement will be revised appropriately in response to this comment.

Comment 28:
Please confirm supplementally that there is no disclosure required under Regulation S-X Rules 6-11(d)(1)(ii) and 6-11(d)(1)(iii) regarding financial statements.  If such disclosure is required, include the disclosure in the Registration Statement.  If no such disclosure is required, consider stating in the Registration Statement that no such disclosure is required.

Response:
Registrant confirms that disclosure required under Regulation S-X Rules 6-11(d)(1)(ii) and 6-11(d)(1)(iii) is not required.  Registrant will not include any disclosure in the Registration Statement in response to this comment.

Other

Comment 29:	The Registration Statement is ineligible for Rule 488 effectiveness due to the incomplete capitalization table. A delaying amendment to the Registration Statement should be filed.

Response:	Registrant filed such delaying amendment on February 25, 2021.

*          *          *

If you have any additional comments or questions, please contact Robert M. Kurucza at (202) 661-7195 or Lancelot A. King at (202) 661-7196.

Sincerely,

/s/ Robert M. Kurucza
    Robert M. Kurucza

/s/ Lancelot A. King
Lancelot A. King

cc: Alan E. Molotsky, Esq.